[Letterhead of Sullivan & Cromwell LLP]

June 20, 2014

CONFIDENTIAL TREATMENT REQUESTED

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Investments N.V. Draft Registration Statement on Form F-4 Submitted May 30, 2014

Dear Mr. McWilliams:

On behalf of our client, Fiat Investments N.V. (the “Registrant”), we are writing to respond to the letter, dated June 13, 2014 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced confidential draft registration statement on Form F-4 (the “Draft Registration Statement”). This letter follows the response letter, dated May 30, 2014 to the comment letter from the Staff, dated May 12, 2014, which the Registrant submitted to the Staff on May 30, 2014, together with an amended Draft Registration Statement, for confidential review. We are including with this letter a further amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) which shows the changes the Registrant proposes to make in response to the Staff’s comments and other updates to the disclosure. We are also providing to the Staff courtesy hard copies of the Amended Draft Registration Statement, including a version of the Amended Draft Registration Statement marked to reflect changes to the Draft Registration Statement submitted on May 30, 2014.

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The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments. As a result of changes to the Draft Registration Statement, some page references in the Amended Draft Registration Statement have changed from those in the Draft Registration Statement as previously submitted. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement submitted on May 30, 2014, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Draft Registration Statement. For your convenience, the Registrant has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Draft Registration Statement.

In response to a number of the comments, the Registrant has agreed to change or supplement the disclosures in the Draft Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Draft Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Registrant has also indicated in certain of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.

Risk Factors, page 9

Risks Related to Our Business, Strategy and Operations, page 9

Our profitability depends on reaching certain minimum vehicle sales volumes, page 9

1.	We note your response to our prior comment 11. It appears that changes in relative mix of sales of small cars compared to trucks and SUVs, particularly in the NAFTA segment, could materially affect your business. Please discuss the attendant risks and provide a quantitative illustration to the extent practicable. We note in this regard your disclosure on pages 127-28 and 142 of MD&A.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 9 and 129 of the Amended Draft Registration Statement.

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The Merger, page 33

Background to the Merger, page 33

2.	We note your response to our prior comment 17 that “[a]lthough certain members of the Board of Exor S.p.A. are also directors of Fiat, Exor has not separately participated in any decisions as to the structure of the proposed merger.” Please clarify here and in your prospectus summary section that certain members of the board of Exor, including Sergio Marchionne, are also directors of Fiat.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 3 and 34 of the Amended Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 75

Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2013, page 77

Footnote (1), page 77

3.	We note you have revised this footnote disclosure, as well as others on pages 77, 78 and 79, to indicate that the tax effect on certain pro forma adjustments was calculated using the applicable tax rate of 36.98%. In light of the fact that this does not appear to be the effective tax rate for either 2013 or the three months ended March 31, 2014, please explain to us how you determined or calculated this tax rate.

Response:

The Registrant respectfully advises the Staff that all the pro forma adjustments relate to Fiat North America LLC (“FNA”). Therefore, the tax effect of the pro forma adjustments has been calculated using the effective tax rate applicable to FNA of 36.98 percent (comprising U.S. federal income tax rate of 35.00 percent and state income tax rate of 1.98 percent). In response to the Staff’s comment, the Registrant has revised the disclosure on pages 78-80 of the Amended Draft Registration Statement.

Footnote (2), page 77

4.

We note from your response to our prior comment 29 that you have revised your disclosure in footnote (2) to indicate that the €992 million amount was the amount recorded in the historical consolidated income statement for the year ended December 31, 2013. However, since that amount does not appear to be separately

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disclosed in the notes to the historical financial statements, we believe that your disclosure in footnote (2) should explain how you determined or calculated the amount. As previously requested, please revise to explain how you determined or calculated the €992 million adjustment to reflect the elimination of Chrysler’s profit attributable to non-controlling interest.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 78 of the Amended Draft Registration Statement.

Footnote (3), page 77

5.	We note from your response to our prior comment 31 that you have revised the disclosure on page 78 in response to our comment. However, we do not believe that your revised disclosure appropriately addresses our prior comment. As previously requested, please explain in footnote (3) how you calculated or determined the €326 million of interest expense that was recognized by Fiat Group on the VEBA Trust Note that will be eliminated as a result of its repayment. In this regard, we believe your disclosure should include the amount of the VEBA Trust Note and the applicable interest rate, as disclosed on page F-154 in Note 27. Please revise accordingly.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 78 of the Amended Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Income Statement for the three months ended March 31, 2014, page 79

Footnote (3), page 79

6.	We note that this adjustment includes a net reduction of $12 million of interest expense due to the Chrysler Refinancing. Please expand the disclosure to include the interest rates and amount of debt used to calculate both the new debt in the period, and the elimination of the historical VEBA Trust Note. Also, please place footnote (3) next to the €4 million adjustment to the tax provision rather than next to the effect of the Chrysler refinancing adjustments on the profit (loss) from continuing operations.

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Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 80 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis, page 123

Vehicle Profitability, page 127

7.	We note from your response to our prior comment 41 that you have revised your disclosure on pages 127 and 128. However, we do not believe that your revised disclosure adequately addresses our prior comment. As previously requested, please disclose the percentage of which larger vehicles in the NAFTA segment (e.g. minivans, larger utility vehicles and pick-up trucks) contribute to your total sales or profitability. In addition, in light of the disclosure that these vehicles have lower fuel economy and consumer preferences tend to shift away from larger vehicles in periods of rising fuel prices, please consider presenting a corresponding sensitivity analysis illustrating the potential impact that a shift in consumer preferences could have on your results of operations. Also, we note from your response that, in the EMEA and LATAM segments, vehicles that are newer models, such as the Group’s Fiat 500 family of vehicles, tend to be more profitable than older model vehicles. Please incorporate this disclosure into your MD&A discussion on vehicle profitability.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 129 of the Amended Draft Registration Statement.

Results of Operations, page 141

Consolidated Results of Operations – 2013 compared to 2012 and 2012 compared to 2011, page 154

8.

We note from your response to our prior comment 43 that you have revised your disclosure in MD&A to include a discussion of the results of operations attributable to Chrysler for the full year ended December 31, 2012 as compared to the seven months ended December 31, 2011. However, we believe that in addition to discussing the reasons for the changes in the results of operations, you should quantify the effect of each factor or reason for the change. For example, you disclose on page 167 that as a percentage of NAFTA net revenues attributable to Chrysler, NAFTA trading profit attributable to Chrysler increased from 4.2 percent

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in 2011, to 5.7 percent in 2012, due to the combination of positive pricing actions during the year, including product content enhancements, and the effects of purchasing and WCM efficiencies achieved. However, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise your discussion accordingly.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Fiat Group—Results of Operations” in the Amended Draft Registration Statement for the full year ended December 31, 2012 as compared to the seven months ended December 31, 2011. Where various drivers have been identified to explain a variance, these have been quantified to the extent practicable in response to the Staff’s comment.

Liquidity and Capital Resources, page 181

9.	In light of the fact that Euros is your reporting currency, please ensure all amounts are disclosed in terms of Euros. For example, the additional secured senior notes issued in 2014 are disclosed in terms of US dollars only on page 196. These notes should also be disclosed in terms of Euros. Your discussion of the transactions in which you acquired the remaining 41.5% interest in Chrysler from the VEBA Trust discussed on page 186 and any other disclosures which have been presented in US dollars should be similarly revised.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure throughout the Amended Draft Registration Statement, to include the Euro value for amounts previously only disclosed in terms of US dollars.

Table of Contractual Obligations, page 201

10.	We note from your response to our prior comment 46 and your revised disclosure on page 201 that you have revised to disclose a pro forma table of contractual obligations as of December 31, 2013. However, our prior comment was meant to request a pro forma table of contractual obligations in addition to the historical table of obligations as of December 31, 2013. Please also include a table of your historical contractual obligations as of December 31, 2013 in addition to the pro forma table giving effect to the Chrysler Refinancing.

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Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 199-200 of the Amended Draft Registration Statement.

Major Shareholders and Related Party Transactions, page 214

11.	We note your response to our prior comment 50 and reissue. Please clarify, if true, that the managing directors of G.A. have voting power or dispositive power for the Fiat shares held by Exor.

Response:

The Registrant respectfully advises the Staff that it believes that none of the seven managing directors of G.A. has voting power or dispositive power for the Fiat shares held by Exor within the meaning of the U.S. securities laws.

The FCA Shares, Articles of Association, and Terms and Conditions, page 216

Loyalty Voting Structure, page 217

12.	We note from your response to our prior comment 52 that because the special voting shares will not be issued until after the Merger is consummated, which will only occur once the Registration Statement is declared effective, the Merger is approved by your shareholders and the Merger is effectuated, you do not believe that the disclosures in IAS 1.79(a) apply. However, due to the unique nature of these voting shares which will be issued in connection with this transaction, we continue to believe that you should revise MD&A to disclose these special voting rights with respect to FCA’s shares that will exist following the completion of the merger. Please revise MD&A to include disclosure regarding these special voting rights with respect to the loyalty shares.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 125 of the Amended Draft Registration Statement.

Interim Consolidated Statements of Changes in Equity, page F-6

13.	We note that the purchase of shares in subsidiaries from non-controlling interests resulted in an adjustment of €518 million to the remeasurement of defined benefit plan reserve. Please explain to us and revise the notes to your interim financial statements to disclose how this amount was calculated or determined.

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Response:

The Registrant respectfully informs the Staff that the adjustment of €518 million is calculated as approximately 41.5 percent interest of the Chrysler remeasurement of defined benefit plans reserve of €1,248 million following the acquisition of the non-controlling interest in January 2014. In response to the Staff’s comment, the Registrant has revised the disclosure on page F-6 of the Amended Draft Registration Statement.

Consolidated Financial Statements as of and for the Year Ended December 31, 2013

Consolidated Income Statement, page F-43

14.	We note from your response to our prior comment 55 that you believe that because EBIT reflects the results of your operating activities, the presentation of Trading Profit on the face of the consolidated income statements is not precluded by paragraph BC56 of IAS 1. Although we note that you disclose in Note 34 that EBIT is the primary measure used for monitoring segment performance, we continue to believe that it could be confusing to an investor as to which measure on the face of your income statement represents operating profit. In this regard, we believe that the Trading Profit subtotal could be regarded by investors as a subtotal representing operating activities. Because this subtotal excludes certain operating activities amounts, such as certain impairments, warranty costs and other “unusual” charges, we believe the presentation of such a subtotal is not appropriate based on the guidance in IAS 1.103 and BC56 of IAS 1. Please revise your income statement to eliminate this Trading Profit subtotal, or alternatively, revise to include all income and charges which relate to operations, as components of your Trading Profit subtotal. Please also similarly revise your Summary Historical Financial Data on page 4 and Selected Historical Consolidated Financial and Other Data on page 69 and your discussion of this measure included in MD&A.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Draft Registration Statement, to remove the Trading Profit from the financial statements and all relevant sections of the Amended Draft Registration Statement.

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Notes to the Consolidated Financial Statements, page F-48

Impairment of assets, page F-61

15.	We note from your response to our prior comment 59 that it appears you have impairment charges recognized on the income statement within unusual income/expense, costs of sales, and research and development. In light of the fact that you present your income statement in terms of function, we believe that your notes to the financial statements should be revised to clearly disclose the total impairment charges recognized each period, as this relates to the nature of the expense. See paragraph 104 of IAS 1.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 135, 137, F-74, F-75 and F-77 of the Amended Draft Registration Statement.

16.	Similarly, we believe that you should revise the notes to the financial statements to clearly disclose the total amount of expense related to warranty costs and the write-down of development costs incurred for each period, as these costs also appear to be included in the income statement within several different line items. Please revise accordingly.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 135, F-74, F-75 and F-149 of the Amended Draft Registration Statement.

Financial instruments, page F-62

17.	We note your response to prior comment 60 and that you clarify that the changes in cash equivalents relate to changes in the seasonal levels of cash equivalents not changes in value. We also note your disclosure on page 208 that states that “[f]loating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt.” The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments. A hypothetical 10 percent increase in short-term interest rates at December 31, 2013, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net expenses before taxes, on an annual basis, of approximately €13 million (€10 million at December 31, 2012).” Please address the risk of change in value you have described here and explain why these financial instruments are classified as cash equivalents.

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Response:

The Registrant respectfully advises the Staff that the risk addressed by the sensitivity analysis applied to floating rate financial instruments on page 207 is the risk of an increase in net financial expenses arising from an increase in cash outflows due to higher interest rates. The purpose of the sensitivity analysis is not to address the risk of a change in the fair value of such instruments.

The cash and cash equivalents included in this analysis are short-term financial instruments which, for the purpose of the sensitivity analysis, are assumed to be renewed or reinvested upon maturity in similar short-term financial instruments over the projected 12 month period. In order to further clarify this, the Registrant has added the following statement on page 207 of the Amended Draft Registration Statement:

“In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.”

The Registrant respectfully advises that the Group’s floating rate financial instruments classified as cash and cash equivalents are classified as such on the basis that they are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value and have maturities of three months or less at the date of purchase.

(8) Other unusual income/(expenses), page F-97

18.	We note from your response to our prior comment 63 that the €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, was presented as unusual expense due to the significance and magnitude of the voluntary warranty campaign. Please revise your disclosure regarding warranty expenses and related provisions in the notes to the financial statements, and in Critical Accounting Estimates section of MD&A to explain how and why you classify certain warranty costs as unusual expenses rather than cost of sales.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 139 and F-79 of the Amended Draft Registration Statement.

19.

We note from your response to our prior comment 65 that you do not believe that the €220 million charge related to the revaluation of the inventories of Chrysler on initial consolidation as the consequence of measuring the identifiable assets acquired and identifiable liabilities assumed at fair value should be included in cost of sales

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because the business combination was considered infrequent and such revaluation was only incidentally related to the ordinary activities of the group. However, we do not believe that your response is adequately supported by the IFRS guidance. It appears from paragraph 38 of IAS 2, that cost of sales should include all “abnormal” inventory costs as well as typical inventory costs. Please revise to classify these costs as cost of sales, or alternatively, please cite authoritative IFRS literature that supports the classification of these inventory costs outside of cost of sales.

Response:

In response to the Staff’s comment, the Registrant has reclassified the €220 million charge related to the revaluation of the inventories of Chrysler on initial consolidation as the consequence of measuring the identifiable assets acquired and identifiable liabilities assumed at fair value, to cost of sales.

(32)   Explanatory notes to the Consolidated statement of cash flows, page F-163

20.	Please revise Note (32) to the financial statements to disclose the nature and amount of all significant items included in the “changes in working capital” line item on your statement of cash flows during all periods presented in your financial statements.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-37 and F-167 to F-168 of the Amended Draft Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-1

21.	We note your response to our prior comment 78. Please file instrument governing the Global Medium Term Note Program as an exhibit to your amended registration statement.

Response:

In response to the Staff’s comment, the Registrant has revised the exhibit index on page II-2 of the Amended Draft Registration Statement and has filed the form of Terms and Conditions of the Global Medium Term Notes and the Deed of Guarantee related to the Global Medium Term Note Program.

*    *    *

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In addition to the foregoing responses, the Registrant has also submitted drafts of the legal opinions required to be filed as Exhibit 5.1 and Exhibits 8.1 to 8.4 to facilitate the Staff’s review of such exhibits. The Registrant plans to file executed opinions when the Registration Statement is publicly filed.

Any questions or comments with respect to the Amended Draft Registration Statement may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller
cc:	Sonia Bednarowski

Linda Cvrkel

Clair Erlanger

(Securities and Exchange Commission)

Richard K. Palmer

Alessandro Gili

Giorgio Fossati

(Fiat S.p.A.)